UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
July 14, 2011
Commission File Number 001-32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
On July 14, 2011, WNS (Holdings) Limited announced that it has released its supplementary financial information package containing its unaudited fiscal 2011 results prepared in accordance with the principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, together with detailed reconciliation tables to the financial statements previously published under United States Generally Accepted Accounting Principles (US GAAP). Copies of the announcement and supplementary financial information package are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibit

99.1	Announcement of release of unaudited fiscal 2011 results under IFRS.

99.2	Unaudited fiscal 2011 IFRS supplementary financial information.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 14, 2011

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Announcement of release of unaudited fiscal 2011 results under IFRS.

99.2	Unaudited fiscal 2011 IFRS supplementary financial information.